Filed by South Mountain Merger Corp.
Pursuant to Rule 425 under the Securities Act of 1933,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: South Mountain Merger Corp.
Commission File No.: 001-38947
Date: October 22, 2020

Billtrust CEO On Delivering The Perfect B2B Payment
ByPYMNTS
Posted on October 22, 2020

A perfect storm of market shifts catalyzed by the global pandemic has forever changed the B2B payments landscape.

Billtrust CEO and Founder Flint Lane highlighted three shifts in particular that are igniting major change in the industry: first, the accelerated digitization of accounts receivable (AR) and accounts payable (AP). Second, AR professionals working from home could no longer run credit cards from their desks or accept paper checks in the mail. And third, a further slowdown of the postal system added even greater friction to the paper check, leading to longer days sales outstanding (DSO).
At the broader level, organizations began to fully understand the biggest pain points of their B2B payments workflows — and today, as Lane recently told PYMNTS’ Karen Webster, they’re also beginning to understand how to fix them.

“It’s fun to see the world waking up to this opportunity,” he said. “The companies that are helping the world figure that out should receive outsized returns because of that.”

For Billtrust, the current market climate presented an opportune moment to go public and further the B2B payments education of the business community.

Fostering Education

Organizations have known for a long time that their paper-based, manual B2B payments workflows were far from ideal. But optimization involves more than just ditching paper.

“The industry thinks, if we can just get this payment on ACH or card, the problem goes away,” reflected Lane. “And that’s just not true.”

With ACH, the biggest challenge often comes in the form of remittance data being emailed separately from the movement of funds. For businesses managing tens of thousands of transactions every month, manually sifting through email inboxes to match remittance data with bank account information is a massive point of friction.
Cards, meanwhile, carry the burden of interchange fees, often leading buyers and suppliers to negotiate lower rates, thus forcing greater expenses on the vendor.

As businesses’ awareness of these challenges grows, more organizations are looking to not only migrate away from paper, but to also develop B2B payment strategies that include integrated payments for more seamless reconciliation within the ERP, while finding payment methods that work for both the buyer and supplier.

For Billtrust, that meant the creation of a digital lockbox to consolidate the collection and integration of reconciliation data, as well as the development of its Business Payments Network, which allows firms to efficiently view their business partners’ preferred ways to pay and get paid.

But further education is needed, said Lane.

“When we explain it, we see the light bulbs go off, but there is not a lot of market awareness about a digital lockbox, so we have to educate people on that,” he said.

Going Public

Billtrust recently had its own education process, culminating in a merger agreement with special purpose acquisition company (SPAC) South Mountain Merger Corporation in order for Billtrust to go public at an estimated $1.3 billion valuation.
The arrangement makes Billtrust the latest company to take the SPAC route to going public, but Lane admitted that he wasn’t initially convinced of this strategy. “We’ve become educated,” he said. “There are significant advantages in terms of timing, certainty and the amount of money you can raise.”

He now describes the traditional initial public offering (IPO) as the “legacy way” of going public, noting the efficiency of utilizing a SPAC in combination with an additional commitment of $200 million in the pipeline. But Lane noted that going public, while an important milestone, is “just a step along the path to our goal.”

As Billtrust and South Mountain Merger Corporation prepare to close the transaction in early 2021, there will be more light to shed on the opportunities of B2B payments optimization for existing and potential new customers. As such, the goal for Billtrust will be to “focus on outcomes,” said Lane, adding that this tactic leads to customer growth and, thus, higher payments volume and further sales opportunities.

How that strategy manifests will look different for each customer, however. That’s because when it comes to the “perfect” B2B payment, there’s no such thing.

The definition of a tolerable interchange rate varies by the size and business model of the vendor. A real-time transaction may be more predictable, but it doesn’t address the issues of cost and interoperability, said Lane. And one buyer-supplier relationship may benefit from the familiarity of ACH more than another.

Giving businesses choice and visibility, and enabling the integration of transactions within back-office portals like the ERP, is a solid place to start for buyers and suppliers aiming to find their own “perfect payment.”

“What a lot of people miss is when you’re a large supplier, customers come in all shapes and sizes,” Lane added. “Not everybody is going to do things the same way. You need to give your buyer a customer’s choice.”

Important Information and Where to Find It

A full description of the terms of the transaction is expected to be provided in a registration statement on Form S-4, which will include a proxy statement/consent solicitation/prospectus, to be filed by South Mountain Merger Corp. (“South Mountain”) with the SEC. South Mountain urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/consent solicitation/prospectus as well as other documents filed with the SEC because these documents will contain important information about South Mountain, Billtrust and the transaction. After the registration statement is declared effective, the definitive proxy statement/consent solicitation/prospectus to be included in the registration statement will be mailed to stockholders of South Mountain as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/consent solicitation/prospectus, without charge, by directing a request to: South Mountain Merger Corporation, 767 Fifth Avenue, 9th Floor, New York, NY 10153. The preliminary and definitive proxy statement/consent solicitation/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

South Mountain and Billtrust, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of South Mountain is set forth in South Mountain’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 20, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction will be set forth in the proxy statement/consent solicitation/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of South Mountain or Billtrust, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding  projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, South Mountain’s and Billtrust’s ability to consummate the transaction between them, the estimated implied enterprise value of the Company, the capabilities and benefits to customers of Billtrust’s technology platform, the advantages and expected growth of BPN, Billtrust’s ability to scale and grow its business, Billtrust’s ability to digitally transform the AR industry, the cash position of the Company following closing, the timing of the closing of the transaction and South Mountain’s ability to obtain the financing through the PIPE and non-redemption commitment necessary to consummate the potential transaction. These statements are based on various assumptions and on the current expectations of South Mountain’s and Billtrust’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of South Mountain and Billtrust. These forward looking statements are subject to a number of risks and uncertainties, including Billtrust’s ability to attract and retain customers and expand customers’ use of Billtrust’s products or services;  market, financial, political and legal conditions; the impact of the COVID-19 pandemic on Billtrust’s business and the global economy; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of South Mountain or Billtrust is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial and operating information with respect to Billtrust; risks related to future market adoption of Billtrust’s offerings; risks related to Billtrust’s market strategy and subscription business model; the effects of competition on Billtrust’s future business; the amount of redemption requests made by South Mountain’s public stockholders; the ability of South Mountain or the combined company to issue equity, including in the PIPE, or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in South Mountain’s final prospectus filed on June 21, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, in each case, under the heading “Risk Factors,” and other documents of South Mountain filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that South Mountain and Billtrust presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect South Mountain’s and Billtrust’s expectations, plans or forecasts of future events and views as of the date of this communication. South Mountain and Billtrust anticipate that subsequent events and developments will cause their assessments to change. However, while South Mountain and Billtrust may elect to update these forward-looking statements at some point in the future, South Mountain and Billtrust specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing South Mountain’s or Billtrust’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.